                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

        (Mark One):
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _________ to _________.

         COMMISSION FILE NUMBER: 1-4188

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         NEWELL RUBBERMAID 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         NEWELL RUBBERMAID INC.
         10B GLENLAKE PARKWAY
         SUITE 600
         ATLANTA, GA 30328

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

         1.       Report of Independent Registered Public Accounting Firm

         2.       Statements of Assets Available for Benefits

         3.       Statement of Changes in Assets Available for Benefits

         4.       Notes to Financial Statements

         5.       Supplemental Schedule

Exhibits.  The following exhibit is filed as a part of this annual report:

                  Exhibit 23.1 Consent of Ernst & Young LLP

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          NEWELL RUBBERMAID 401(k) SAVINGS PLAN



Date: June 29, 2005                       /s/ Tom Nohl
                                          ______________________________________
                                          Tom Nohl, Member,
                                          Plan Administrative Committee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Newell Rubbermaid 401(k) Savings Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004

                     Newell Rubbermaid 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule

          December 31, 2004 and 2003, and Year Ended December 31, 2004


                                    CONTENTS

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Assets Available for Benefits....................................2
Statement of Changes in Assets Available for Benefits..........................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................11

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
Newell Rubbermaid 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the Newell Rubbermaid 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of management's internal control over financial reporting. Our audits included consideration of internal control over financial reporting on a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of management's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                              ERNST & YOUNG LLP

Chicago, Illinois
June 10, 2005

                      Newell Rubbermaid 401(k) Savings Plan

                   Statements of Assets Available for Benefits

                                                           DECEMBER 31
                                                   2004                2003
                                                   ----                ----
ASSETS
Investments                                     $725,744,013      $537,130,905
Interest in Newell Rubbermaid Master Trust                --       186,384,520
Employer contribution receivable                     208,195         4,946,173
Participants contribution receivable                  17,607                --
                                                ------------      ------------
Assets available for benefits                   $725,969,815      $728,461,598
                                                ============      ============

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year Ended December 31, 2004


ADDITIONS
Investment income:
   Interest and dividends                                   $  12,848,152
   Net investment interest in the Newell Master Trust           8,036,307
   Net appreciation in fair value of investments               41,555,213
                                                            -------------
                                                               62,439,672

Contributions:
   Participant                                                 37,265,832
   Employer                                                    17,441,145
   Rollover                                                     3,603,893
                                                            -------------
                                                               58,310,870

Transfer of assets from Rubbermaid Retirement Plan for
   Collectively Bargained Associates                           36,973,840
Other transfers of assets                                         764,142
                                                            -------------
Total additions                                               158,488,524

DEDUCTIONS

Benefits paid to participants                                 116,957,462
Transfer of assets to the GHP Operating Company LLC
   401(k) Savings Plan                                         43,885,449
Administrative expenses                                           137,396
                                                            -------------
Total deductions                                              160,980,307
                                                            -------------
Net decrease                                                   (2,491,783)
Assets available for benefits - Beginning of year             728,461,598
                                                            -------------
Assets available for benefits - End of year                 $ 725,969,815
                                                            =============

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

                          Notes to Financial Statements

                          Year Ended December 31, 2004

1. DESCRIPTION OF THE PLAN

The following description of the Newell Rubbermaid 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Certain employees of the Newell Operating Company and subsidiaries (the Company) are eligible to participate in the Plan. Full-time employees, as defined, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one-year of service, as defined. The Plan is administered by the Benefit Plans Administrative Committee, which is appointed by the Board of Directors of the Company. UMB Bank, N.A. (UMB) was the trustee of the Plan through November 17, 2003. Effective November 18, 2003, JP Morgan Chase Bank was appointed trustee. UMB and JP Morgan Chase Bank have appointed JP Morgan Retirement Plan Services, LLC as the recordkeeper of the Plan and agent for them. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The portion of the Plan held in the Company Stock Fund is designated as an employee stock ownership plan (ESOP).

Effective December 31, 2003, the American Saw & Mfg. 401(k) Retirement Investment Plan merged with the Plan.

Effective January 1, 2004, Rubbermaid, Inc. Home Products Division bargained associates in the Ohio location became eligible for the Plan.

Effective May 17, 2004, the Plan transferred the accounts of all Anchor Hocking, Inc., Intercraft Company, and certain employees of Calphalon Corporation and Newell Operating Company under the Plan as of April 13, 2004, to the GHP Operating Company LLC 401(k) Savings Plan in accordance with and subject to the terms and conditions of the Stock and Asset Purchase Agreement by and between Newell Rubbermaid Inc. and Global Home Products LLC dated as of March 12, 2004.

Effective November 1, 2004, the Rubbermaid Retirement Plan for Collectively Bargained Associates merged with the Plan.

                     Newell Rubbermaid 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan. A participant who is a resident of Puerto Rico shall be limited to 10% of pretax earnings. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain employees at the Graco's Children's Products Inc. Century Division and the Rubbermaid, Inc. Home Products Division receive a match equal to 50% of the first 6% of compensation contributed by the participant. Certain participants in the Plan are eligible for an annual retirement contribution. Beginning January 1, 2004, no retirement contribution will be made to the Plan, with the exception of union employees. Union employees receive an annual contribution based on hours worked. Generally, participants must be employed on the last day of the Plan year to receive an allocation of the retirement contribution. In 2003, the Company made a retirement contribution to the Plan equal to 3% of eligible participants' eligible compensation.

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and Company matching contributions and an allocation of: (a) the Company's retirement contribution, if applicable, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Prior to October 1, 2000, vesting in Company matching contributions occurred ratably over a five-year period. On October 1, 2000, all existing participants became fully vested in Company matching contributions. Employees enrolling in the Plan subsequent to October 1, 2000, are immediately vested in Company matching contributions. Retirement contributions vest over a graded seven-year period. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $1,340,675 and $715,185 at December 31, 2004 and 2003, respectively.

                     Newell Rubbermaid 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2004, ranged from 4% to 11.4%. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of their account, or upon death, disability, or retirement, elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant's account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

INVESTMENT OPTIONS

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan's investment funds. In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for investment contracts, which are stated at contract value, the Plan's investments are stated at fair value, which for mutual funds and common stock equals the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

                     Newell Rubbermaid 401(k) Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

All normal costs and expenses of administering the Plan and trust are paid by the Plan's participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from those estimates.

3. INVESTMENTS

During 2004, the Plan's investment (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                    NET REALIZED
                   AND UNREALIZED
                    APPRECIATION
                  IN FAIR VALUE OF
                     INVESTMENTS
                     -----------
Common stock        $ 5,324,979
Mutual funds         36,230,234
                    -----------
                    $41,555,213
                    ===========

                     Newell Rubbermaid 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

The fair market value of individual assets that represent 5% or more of the Plan's assets as of December 31 is as follows:

                                                                     2004             2003
                                                                     ----             ----
Newell Rubbermaid Inc. common stock**                            $64,548,708      $75,192,188
J.P. Morgan Fleming International Equity Fund                     36,456,663                *
American Century Equity Index Fund                                56,991,433       50,232,761
Franklin Small-Mid Cap Growth A Fund                              60,349,372       54,914,083
J.P. Morgan Diversified Fund                                               *       45,663,290
American Balanced Fund                                            48,439,413                *
American Century Income and Growth Fund                           61,107,487       50,345,668
PIMCO Total Return Fund                                           42,722,588       48,857,700
Growth Fund of America                                            88,889,374       78,514,907
Rabobank Nederland synthetic guaranteed investment contract       48,293,048              ***

          *Below 5% threshold.
        **Party in interest.
      ***Related to Master Trust in prior year.

4. MASTER TRUST FINANCIAL INFORMATION

Prior to November 1, 2004, certain of the Plan's investments were held in the Newell Rubbermaid Master Trust (the Master Trust) along with the investments of another Company-sponsored plan, the Rubbermaid Retirement Plan for Collectively Bargained Associates. Effective November 1, 2004, the Rubbermaid Retirement Plan for Collectively Bargained Associates merged into the Plan, and the Master Trust was dissolved.

The Master Trust consisted of the Stable Value Fund, which invests primarily in guaranteed investment contracts and synthetic guaranteed investment contracts. The fund also included a short-term interest fund in the amount of $4,193,108 and $5,219,537 at December 31, 2004 and 2003, respectively. The fund is included in the financial statements at contract value as reported by the respective insurance companies. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses.

                     Newell Rubbermaid 401(k) Savings Plan

4. MASTER TRUST FINANCIAL INFORMATION (CONTINUED)

The blended crediting interest rate for the fund was 4.61% and 4.02% as of December 31, 2004 and 2003, respectively. The fund's blended rate of return for the 2004 year was 4.48%.

The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Fidelity Management Trust Company served as the trustee for the assets of the Master Trust.

Prior to November 1, 2004, each participating plan had an undivided interest in the net assets of the Master Trust. At December 31, 2003, the Plan's interest in the net assets of the Master Trust was approximately 78.9%. Investment income and expenses were allocated among participating plans based upon the value of the participant accounts attributed to each plan.

The Master Trust investments at December 31, 2003, were as follows:

                                                                       2003
                                                                       ----
      Investments at contract value:
         Stable Value Fund                                        $236,357,098


Investment income for the Master Trust for the year ended
 December 31, 2004, is as follows:

      Interest and dividends                                      $  9,406,492

The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2004 and 2003, are as follows:

                                             CONTRACT VALUE                        FAIR VALUE
                                         2004               2003             2004             2003
                                         ----               ----             ----             ----
Guaranteed investment contract       $  6,176,785      $  9,284,462      $  6,482,989      $  9,882,826
Synthetic guaranteed investment
   contracts                          187,241,467       221,853,099       191,772,032       229,869,690
                                     ------------      ------------      ------------      ------------
                                     $193,418,252      $231,137,561      $198,255,021      $239,752,516
                                     ============      ============      ============      ============

                     Newell Rubbermaid 401(k) Savings Plan

4. MASTER TRUST FINANCIAL INFORMATION (CONTINUED)

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2004 and 2003, are wrapper contracts with a total estimated fair value of $4,530,565 and $8,016,591, respectively. The wrappers guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

5. RELATED-PARTY TRANSACTIONS

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of the Plan's assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                              Supplemental Schedule

                      Newell Rubbermaid 401(k) Savings Plan

                    Schedule H, Line 4i - Schedule of Assets

                              (Held at End of Year)

                                December 31, 2004

                                                                                            CURRENT
IDENTITY OF ISSUE                                                                            VALUE
-----------------                                                                            -----
Growth Fund of America                                                                  $  88,889,374
Newell Rubbermaid Inc. common stock*                                                       64,548,708
American Century Income and Growth Fund                                                    61,107,487
Franklin Small-Mid Cap Growth A Fund                                                       60,349,372
American Century Equity Index Fund                                                         56,991,433
American Balanced Fund                                                                     48,439,413
Rabobank Nederland synthetic guaranteed investment contract                                48,293,048
PIMCO Total Return Fund                                                                    42,722,588
J.P. Morgan Fleming International Equity Fund                                              36,456,663
J.P. Morgan Chase synthetic guaranteed investment contract                                 33,538,532
Monumental synthetic guaranteed investment contract                                        33,276,243
Bank of America synthetic guaranteed investment contract                                   33,240,016
ING Life & Annuity synthetic guaranteed investment contract                                32,519,295
ICM Small Company Fund                                                                     21,592,136
Participant loans (various maturities, interest rates from 4% to 11.4%)                    21,195,417
American Century Equity Income Fund                                                        13,809,395
Columbia Small Cap Growth Fund                                                              8,815,356
Metropolitan Life Insurance Company synthetic guaranteed
   investment contract                                                                      6,374,333
John Hancock Life Insurance guaranteed investment contract                                  6,176,785
J.P. Morgan Chase Short Term Interest Fund                                                  4,193,108
Brokerage Accounts                                                                          3,215,311
                                                                                        -------------
Total                                                                                   $ 725,744,013
                                                                                        =============

*Party in interest.